UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

AVOCENT CORPORATION
(Name of Subject Company)

GLOBE ACQUISITION CORPORATION
EMERSON ELECTRIC CO.
(Names of Filing Persons — Offeror)

Common Stock, Par Value $0. 001 Per Share
(Title of Class of Securities)
________________

053893103
(Cusip Number of Class of Securities)

Frank Steeves
Senior Vice President, General Counsel and Secretary
Emerson Electric Co.
8000 West Florissant Avenue
St. Louis, Missouri
(314) 553-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Phillip R. Mills, Esq.
Marc O. Williams, Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Schedule TO filing consists of the following documents relating to the proposed acquisition of Avocent Corporation (“Avocent”) by Emerson Electric Co. (“Emerson”) pursuant to the terms of an Agreement and Plan of Merger dated as of October 5, 2009 by and among Avocent, Emerson and Globe Acquisition Corporation, a wholly-owned subsidiary of Emerson:  (i) a Joint Press Release of Avocent and Emerson dated October 6, 2009; (ii) the transcript of an investor call held by Emerson on October 6, 2009 to discuss the acquisition of Avocent by Emerson; and (iii) a presentation used in such investor call.

Contact:	Mark Polzin	Contact:	Bob Jackson
	Fleishman-Hillard (for Emerson)		Avocent Corporation
Phone:	(314) 982-1758		Director of Investor Relations
e-mail:	mark.polzin@fleishman.com	Phone:	(256) 261-6482
		e-mail:	Bob.Jackson@avocent.com

EMERSON TO ACQUIRE AVOCENT CORPORATION

Agreement Broadens Network Power’s Data Center Management Capabilities

ST. LOUIS, MO, and HUNTSVILLE, AL; OCTOBER 6, 2009 – Emerson (NYSE: EMR) and Avocent Corporation (NASDAQ: AVCT) today announced they have reached agreement for Emerson to acquire Avocent, a transaction that will further Emerson’s ability to deliver total infrastructure management solutions to its data center customers around the world. The Avocent Board of Directors unanimously endorsed the terms of an all-cash tender offer of $25 per share, or approximately $1.2 billion. The purchase is expected to close around January 1, 2010, pending customary regulatory approvals and acceptance of the offer by Avocent stockholders holding a majority of Avocent shares.

Headquartered in Huntsville, Alabama, Avocent recorded sales in 2008 of $657 million.  With global manufacturing, research and development and sales operations, nearly 50 percent of Avocent’s 2008 revenues came from outside the United States.

-more-

Avocent – page 2

The agreement extends the integrated solutions Emerson provides to data center managers and creates significant opportunities for growth.  Avocent blends hardware, software and embedded technologies in a unified platform that simplifies monitoring, managing and problem solving in any size data center.

Avocent’s IT infrastructure management technology is recognized as a leader in managing IT device operating and performance information.  These configuration and monitoring technologies complement Emerson Network Power’s power systems, energy management and precision cooling solutions.  Emerson’s data center-related revenues were approximately $2.6 billion in fiscal 2008.

  “Combining Avocent’s technologies, relationships and installed base with Emerson’s power and cooling presence allows us to offer a more compelling solution to our data center customers’ most pressing challenge --  energy efficiency,” said David N. Farr, Emerson chairman, CEO and president.  “It furthers our customers’ ability to better manage reliability, availability and lifecycle costs through a simple yet comprehensive view of the complete data center physical infrastructure.”

-more-

Avocent – page 3

Mike Borman, Avocent’s CEO, added: “Augmenting Avocent’s ability to access and control the physical aspects of network devices and servers with information and knowledge of the broader power and cooling infrastructure forms a powerful combination missing today from the toolset available to data center managers.”

Emerson will host a brief presentation to discuss this transaction today at 10 a.m. Central/11 a.m. Eastern.  A webcast of the presentation will be available in the Investor Relations area of Emerson’s Web site at www.Emerson.com/financial at the time of the event, and an archive replay will be available for approximately one week.

About AVOCENT Corp.
Avocent delivers IT operations management solutions that reduce operating costs, simplify management and increase the availability of critical IT environments 24/7 via integrated, centralized software. Additional information is available at www.avocent.com.

About Emerson Network Power
Emerson Network Power, a business of Emerson (NYSE:EMR), is the global leader in enabling Business- Critical Continuity™ from grid to chip for telecommunication networks, datacenters, health care and industrial facilities. Emerson Network Power provides innovative solutions and expertise in areas including AC and DC power and precision cooling systems, embedded computing and power, integrated racks and enclosures, power switching and controls, monitoring, and connectivity. All solutions are supported globally by local Emerson Network Power service technicians. Liebert power, precision cooling and monitoring products and services from Emerson Network Power improve the utilization and management of datacenter and network technologies by increasing IT system availability, flexibility and efficiency. For more information, visit: www.EmersonNetworkPower.com.

About Emerson
Emerson (NYSE: EMR), based in St. Louis, Missouri (USA), is a global leader in bringing technology and engineering together to provide innovative solutions to customers through its network power, process management, industrial automation, climate technologies, and appliance and tools businesses. Sales in fiscal 2008 were $24.8 billion, and Emerson is ranked 94th on the Fortune 500 list of America’s largest companies.   For more information, visit www.Emerson.com.

-more-

Avocent – page 4

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS MAY BE IDENTIFIED BY WORDS SUCH AS “BELIEVES”, “EXPECTS”, “ANTICIPATES”, “PROJECTS”, “INTENDS”, “SHOULD”, “SEEKS”, “ESTIMATES”, “FUTURE” OR SIMILAR EXPRESSIONS OR BY DISCUSSION OF, AMONG OTHER THINGS, STRATEGY, GOALS, PLANS OR INTENTIONS. VARIOUS FACTORS MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY IN THE FUTURE FROM THOSE REFLECTED IN FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE, AMONG OTHERS: (1) ECONOMIC AND CURRENCY CONDITIONS; (2) MARKET DEMAND; (3) PRICING; (4) COMPETITIVE AND TECHNOLOGICAL FACTORS; (5) THE RISK THAT THE TRANSACTION MAY NOT BE CONSUMMATED; (6) THE RISK THAT A REGULATORY APPROVAL THAT MAY BE REQUIRED FOR THE TRANSACTION IS NOT OBTAINED OR IS OBTAINED SUBJECT TO CONDITIONS THAT ARE NOT ANTICIPATED; (7) THE RISK THAT AVOCENT WILL NOT BE INTEGRATED SUCCESSFULLY INTO EMERSON; AND (8) THE RISK THAT REVENUE OPPORTUNITIES, COST SAVINGS AND OTHER ANTICIPATED SYNERGIES FROM THE TRANSACTION MAY NOT BE FULLY REALIZED OR MAY TAKE LONGER TO REALIZE THAN EXPECTED.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL AVOCENT COMMON STOCK. THE SOLICITATION AND OFFER TO BUY AVOCENT COMMON STOCK WILL ONLY BE MADE PURSUANT TO A TENDER OFFER STATEMENT ON SCHEDULE TO (INCLUDING THE OFFER TO PURCHASE AND RELATED MATERIALS) THAT GLOBE ACQUISITION CORPORATION, A WHOLLY-OWNED SUBSIDIARY OF EMERSON, INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC). IN ADDITION, AVOCENT WILL FILE WITH THE SEC A SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WITH RESPECT TO THE TENDER OFFER. AVOCENT’S INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS, ANY AMENDMENTS TO THESE MATERIALS, AND ANY OTHER DOCUMENTS RELATING TO THE TENDER OFFER THAT ARE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER SINCE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE MATERIALS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY EMERSON AND AVOCENT WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. THE OFFER TO PURCHASE AND RELATED MATERIALS MAY ALSO BE OBTAINED (WHEN AVAILABLE) FOR FREE BY CONTACTING EMERSON AT 8000 WEST FLORISSANT AVENUE, ST. LOUIS, MISSOURI 63136, (314) 553-2197.  THE SCHEDULE 14D-9 MAY ALSO BE OBTAINED (WHEN AVAILABLE) FOR FREE BY CONTACTING AVOCENT AT 4991 CORPORATE DR., HUNTSVILLE, ALABAMA 35805, (256) 261-6482.

###

Final Transcript

Conference Call Transcript EMR - Emerson Electric to Acquire Avocent Corporation Event Date/Time: Oct. 06. 2009 / 11:00AM ET

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Final Transcript
Oct. 06. 2009 / 11:00AM ET, EMR - Emerson Electric to Acquire Avocent Corporation

CORPORATE PARTICIPANTS

 Lynne Maxeiner
 Emerson Electric Co. - Director IR

 David Farr
 Emerson Electric Co. - Chairman, CEO, President

 Walter Galvin
 Emerson Electric Co. - SEVP, CFO

CONFERENCE CALL PARTICIPANTS

 Bob Cornell
 Barclays Capital - Analyst

 Steve Tusa
 JPMorgan - Analyst

 Deane Dray
 FBR - Analyst

 Christopher Glynn
 Oppenheimer & Co. - Analyst

 Michael Schneider
 Robert W. Baird & Company, Inc. - Analyst

 Judy Delgado
Analyst

 Martin Sankey
 Neuberger Berman, LLC - Analyst

PRESENTATION

Operator

Ladies and gentlemen, thank you for standing by. Welcome to the Emerson agreement to acquire Avocent Corporation conference call. (Operator Instructions). This conference is being recorded today, Tuesday, October 6, 2009.

Emerson's commentary and responses to your questions may contain forward-looking statements, including the Company's outlook for the remainder of the year. Information on factors that could cause actual results to vary materially from those discussed today is available in Emerson's most recent annual report on Form 10-K as filed with the SEC.

In this call, Emerson's management will discuss some non-GAAP measures in talking about the Company's performance, and the reconciliation of those measures to the most comparable GAAP measures is contained within a presentation that is posted in the investor relations area of Emerson's website at www.Emerson.com.

I would now like to turn the conference over to our host, Ms. Lynne Maxeiner, Director of Investor Relations. Please go ahead, ma'am.

Lynne Maxeiner - Emerson Electric Co. - Director IR

Thank you, Douglas. I am joined today by David Farr, Chairman, Chief Executive Officer, and President of Emerson; Walter Galvin, Senior Executive Vice President and Chief Financial Officer; Craig Ashmore, Senior Vice President, Planning and Development; and Ed Feeney, Executive Vice President and business leader for Emerson Network Power.

Final Transcript
Oct. 06. 2009 / 11:00AM ET, EMR - Emerson Electric to Acquire Avocent Corporation

Today's call will cover Emerson's announcement of its agreement to acquire Avocent. A conference call slide presentation is available in the investor relations section of Emerson's corporate website. A replay of this conference call and slide presentation will be available on the website after the call for approximately one week. I will now turn it over to Mr. David Farr.

David Farr - Emerson Electric Co. - Chairman, CEO, President

Thank you very Lynne -- thank you, Lynne. Thanks, everybody, for joining us this morning.

This is a little bit different for me. What we have here is a presentation out there. I want to flip through it.

The key thing you need to know is that this is what I call a strategic marquee acquisition for us within the network power space. It's one that we have been working on for quite some time. It's a technology, you'll see, that is going to allow us to create a lot stronger solutions presence and a stronger presence in the data center infrastructure marketplace -- clearly strengthen us on a global basis.

So what I would like to do is go through the presentation. And the numbers on the presentation, if you have a copy, are on the bottom right-hand side, and I'm going to go to the second chart and -- which highlights the Emerson Network Power profile.

In 2008, the whole business of Emerson Network Power was $6.3 billion. The Emerson data center sales by market in the business is $2.6 billion, and this is where Avocent comes into play from a standpoint of the strategic fit. And I will talk more about this but basically this is adding a very strategic component to where we want to go and create more value, more solution capability for the data center infrastructure and what we have to offer going forward here.

So let's go to page three. Within the data center today, Emerson has a very strong presence. We have, as I said, $2.6 billion and we cover the data center room, as we've talked about in our analyst presentations.

We have basically equipment throughout the whole data center from precision cooling to dense cooling. We have surge suppression, uninterruptible power supplies. We have power distribution units. We support the generators, the CAT generators or other generators out there. We have the automatic switch and we actually have enterprising monitoring system capabilities today.

Then, within a rack, if you think about a rack within a data center, which is the box and it looks usually black, we have cable managing, rack cooling. We have -- the power supply is coming out of Astec. We actually make the rack, and we have managed power strips and we have UPS and we have environmental sensors. So we actually today are a major player in the data center today, relative to equipment, both inside the rack and outside the rack.

And the key areas that you're going to see going forward is how do you coordinate that and how do you play all those together going into the future. That's what Avocent is all about for us. It's a key, integral part of tying that technology altogether.

As we go forward to page four, as we look at the data center and the issues and the emerging strategies today, you quickly see in the lower left-hand corner, Emerson is involved in energy consumption of close to 60% of the data center, from precision cooling to embedded power supplies and UPS. Clearly, when you think about energy efficiency and you think about the needs of the data center today, it's about energy, it's about availability, it's technology, and the whole dynamic infrastructure management.

And this is where Emerson is trying to focus, how we can create a value solution for our customers using our technology-leading products today, be it a UPS, be it a precision cooling unit or a power supply, and now, with Avocent, the KVM solution capabilities there and software capabilities.

The data center driven, and today as we look at it is off a global server marketplace, and it's a growing marketplace and will continue to grow as we look at it. The growth rate has been impacted by the virtual server activity going out there. That will continue, but that will eventually run its course. And you will see a pretty strong underlying growth for us.

The key area for us basically is on the right-hand side. We want to continue to shift the efficient hardware, both in servers and storage in the network area. Powering cooling infrastructure. We want to be involved in the design data center for efficiency. You know, managing those -- the room, configuring the racks, trying to have people understand what's going on inside that data center. What servers to come in and out.

Final Transcript
Oct. 06. 2009 / 11:00AM ET, EMR - Emerson Electric to Acquire Avocent Corporation

We want to be able to manage power. We want to be able to manage air-conditioning. We want the data centers to be able to control the infrastructure they have, which we are a major supplier within that area. Where does the cooling need to go? Where do we need to back it down? Where do they need UPSes? And so on and so forth.

We want to shift loads real time, use the most efficient hardware, use the most efficient capabilities within that data center, and we want to be able to turn off things and turn things back on. From the standpoint if you have excess power going through it, or you have a unit that may be going bad, we want to be able to manage this and this is what the Avocent strategy is all about, tying in very closely to what we have to offer today.

And this is going to allow us to get into a much larger market. As I see it, it's going to allow us to expand our served market by at least $2 billion to $3 billion. Avocent alone is a $1.0 billion-plus type of marketplace we're going into, and then if you look at the solutions capabilities as we go down the market road in the next five to 10 years, it's going to allow us to expand our solutions capability into another -- add another $2 billion or $3 billion of capable sales that we can go after in the marketplace, which is all very important to us relative to our underlying growth rate and the future of Emerson.

You go forward to page five. Obviously, we are in the data center today. We do surveys constantly with our customers, and if you look at the progression over the last couple of years, energy efficiency and heat density, these things -- and monitoring and management, availability, all have become very, very major players relative to what the customer needs.

And so, energy efficiency has moved right up there to number two, right behind heat density, and then you've got monitoring and management and you've got availability. These are things that we are able to do, and now with the addition of Avocent, we can do a lot more and we can bring a much stronger solution to our customer over the next couple of years.

And this is a key part, as you will quickly see. Their products are an integral part of communication within a data center, which allows us to tie all our capabilities together and then communicate up into the main systems and allow the data center to do a lot more with the key data that we will supply to them.

Going forward to page six, there are four areas. You've seen this chart before. We've used this in talking about our Liebert and our whole network power infrastructure strategy over the last couple of years.

There are four key areas, capabilities, the needs from the customers -- performance optimization, asset management, configuration, and real-time monitoring.

And what we've been about is trying to develop a capability, both from a product standpoint, a solution standpoint, a software standpoint, and a service standpoint, to serve these four key areas. And you will quickly see where our products come into play today, and we are stronger clearly in some areas than others, and we are -- with the addition of Avocent, it will allow us to strengthen our capabilities across these four areas and allow us to create more value for our customer and allow them to have more control and more management of that infrastructure within the IT world, which is very important as we go forward here in the next five to 10 years.

But clearly, this has taken the game up a big notch as we look at our network power infrastructure business today. Like we did in process as we developed the capabilities with a next generation of systems and solutions in software, we have changed the game from being just the best-in-class device company, be it a UPS or precision cooling, to now offering a much more comprehensive service and solution and software capability, and this whole infrastructure management in an IT world. So that's what we're all about.

If you go to the next page, page seven, you've seen this chart. I've showed this chart, I think, the last two or three strategy sessions with our key investors in New York or here in St. Louis. And what you see here now with the addition of Avocent, it fits right next, adjacently, to where Emerson is with Liebert and Aperture and Knurr.

It allows us to have a lot more capability in that room and the racks and the IT devices, and allows us to expand our solutions capability up into those four categories we talked about -- real-time monitoring, configuration, asset management, or performance optimization.

Fundamentally, this allows us to develop what I consider a highly integrated solution for the data center. It allows us to take our precision cooling, bring in the software capability, which we will have to develop to tie all our capabilities together, and then communicate, as I saw you later, up into the IT organization and give those IT managers a lot more capability to manage the data center more efficiently, more cost effectively, and to really know what's going on inside that data center real-time.

Final Transcript
Oct. 06. 2009 / 11:00AM ET, EMR - Emerson Electric to Acquire Avocent Corporation

That's what it's all about. Real time. Just like a process plan as I look at it.

If you go forward to page eight, you will see in a rack where Emerson is today. We have precision cooling. We have what we call the drawer, the local access and control. We have UPS. We have power strips. We make the rack.

And now with the addition of Avocent, we have the leader in KVM switches, which is going to be the key infrastructure control aspect to what we're trying to do here. It is the control capability within that rack to what's going on inside that rack with a technology we are going to develop here, and the software capabilities we're going to develop here, to allow us to communicate amongst that rack and then also outside that rack to other racks in the whole data center, and really collect that information and take that information up into the IT network so they can know what's going on inside that rack, across the racks, and really create a viable information system capability for the operators inside that data center.

If you go forward to page nine, you will see today typically the KVM switch application -- it can control one to 64 servers. It communicates, it goes into the IT administration, it goes across different sites, so not just one site. It can communicate across different sites.

And basically, it gives the IT administrator the -- remote visibility, access and control of connected IT devices. Now what we want to do, given the fact that we have a lot of other devices in this data center, just like a process plant, we want to connect our UPS, we want to connect our precision cooling, we want to connect to that backup power, we want to connect the power strips. We want to be able to communicate across this whole data center and allow a more solution capability for the operators of that data center.

Just like we have here in St. Louis with our new data center, we want to be able to control that data center, have that information, and know what's going on inside that data center at any point in time, and make decisions real-time, which is not something that really can do today across all the spectrum of products that we have out there in that IT data center today.

If you go to page 10, you see the profile of Avocent. It's a great company, located down in Huntsville, Alabama. It's a very global company, you can see, with basically a 50-50 split between international and the United States, and it's a company historically that has grown.

Obviously with 2009, it's had a very difficult year just like everybody else in the marketplace from Emerson to anybody. I don't care where you are. A Cisco, anybody. Everyone in this market space has had a very challenging year.

It's a profitable company. They have great gross profit and they have technology. The key thing for us is they have technology within that data center that we'll be able to utilize to create a bigger solution and to integrate with our capabilities today we have in Liebert and our whole network power data center infrastructure.

So from our standpoint, this is a key aspect or a key milestone into creating a much stronger package for our data center infrastructure. It's something that we've been missing, and they really bring a capability to the marketplace and to Emerson that will strengthen us as we go forward.

And as you know, this is a long term, a very good growing, a very good, profitable business for Emerson.

Going forward, let's go to page 11. As I said, they are a profitable market leader in a well-structured industry.

If you go to page 12, you'll quickly see, on a global basis, their market today on a KVM is $1.2 billion. They are a very strong presence around the world, both in the Americas and in Europe and in Asia, just like our network power business today. Our network power business today has 60% of their sales outside of the United States, so I believe that we'll be able to strengthen the KVM and the Avocent business both in Europe and in Asia because of the strong presence that we have in those markets today.

We are strong in Asia, in particular, with the whole network power aspects that we have, and we're a very global player. I believe -- I can't remember, Lynne, today, but we're probably close to 60%, 62% outside the United States today with our network power infrastructure, which is very, very important to us.

If you go forward and look at page 13, as I've talked about, it significantly enhances our Emerson's data center solutions. It brings a very comprehensive software package.

Final Transcript
Oct. 06. 2009 / 11:00AM ET, EMR - Emerson Electric to Acquire Avocent Corporation

It's going to allow much greater visibility inside the entire data center infrastructure to better control the energy consumption, to manage the cost and complexity of the operations. It's going to allow us to basically combine the data center infrastructure and IT device knowledge, and allow us to do a lot more unique solutions capability.

We are going to have to jointly develop some software capability and embed it both inside our products and also the Avocent products that allow us to do more within that data center. We have unique solutions today, but really in the next couple of years we're going to have to develop even more solution capability to offer a stronger solutions aspect for the IT manager.

And the discussion between the two companies has already started, and we're going to have to launch that very quickly post the closing to develop, I think, a very unique product offering in the software and the software management capability and the solution capability, tying our two businesses together in a very uniform capability which will strengthen the offering to the marketplace.

If you go forward, basically what we're talking about here on page 14, if you look on the infrastructure management you see Emerson down there. I mean, the transfer switches, the UPS, the precision cooling, all the capabilities we have today in the infrastructure management. If you go up one more notch, you'll look at the KVM and network connection, and you'll see where the KVM sitting on top of that rack, or on top of that server, is going to allow us to use that capability and that connectivity into the network to bring the infrastructure management knowledge that we have.

As I look at that plant floor of the data center, what we're going to do is we're going to connect and collect and monitor and send that information up into the operating information for the ITSM or optimization at the very top, and allow that data center organization, the IT service management group, the ITSM, to manage the data that we're going to supply them.

We're going to pass this information up. We are not going to be at the top. We're going to pass this information up and allow this information to be used to manage that data center much more efficiently from an energy standpoint. Which racks are going to be coming on? Which racks are going to be going off? Where do you have problems with your servers? Where do you have problems with your UPSes? And that's what this is all about.

It's going to be the room and rack management capabilities, and we are going to create that unique capability at the marketplace to give them that performance optimization, asset management, the configuration, and the real-time monitoring. That's what this game is about, creating the best-in-class capabilities, the products we have out there, both with Emerson and then with Avocent, tying together with a whole infrastructure management capability and a solutions and a software which really creates value for our customer, and it solidifies our presence in this very, very important global marketplace which we serve, as I said, over $2.5 billion today.

If you go forward and you look at the four capabilities and what Avocent does with Emerson, you see the combination of Emerson and Avocent really gives us a lot stronger capabilities in the performance optimization, asset management, and the configuration, and real-time monitoring. Some cases, we -- unique combination right now, we'll have a very strong presence. That's what the solid green dots are.

The yellow ones, we are going to have to work and we're going to have to create a lot more capability, both from a software standpoint and the solutions capability standpoint. But these things can be done over the next couple of years, and you'll see a very strong Emerson/Avocent presence in these four key areas.

This is where the data centers want to go. This is what they need. They need to optimize and they need that asset management, and they need to make sure they are using their energy efficiency the best they can in today's world as you go forward. Energy efficiency is on everyone's mind, as we see, relative to what's going on.

If you go forward to page 16, one of the key things that we've looked at and you look at trying to quantify, as I said earlier, I believe that you have the addition of the current KVM marketplace, which is over $1 billion globally. If you look at what goes on inside the data center today and the opportunity that we can bring from the spend and how we can save them money, we believe that we can create a $1 billion-plus additional served market in the next couple of years.

I personally think it's greater than $1 billion. I think it would be -- it could go $1 billion to $2 billion.

So what we're going to do is we're going to expand the capabilities that we have today in those data centers, and there is a lot of data centers out there. You're looking at, on the left-hand side, 10,000 -- greater than 10,000 square feet -- 35,000 greater than 5,000. And 140,000 worldwide greater than 1,000.

Final Transcript
Oct. 06. 2009 / 11:00AM ET, EMR - Emerson Electric to Acquire Avocent Corporation

This is what we're going to take our solution. This is the market we're going to serve. It's a lot of capability -- over 180,000 data centers out there. With our unique solution and product capability, it will allow us to expand the market. That's what this is all about.

We serve this market today, but what we want to do is expand it and take more of a solution capability in, and allow us to grow that $1 billion to $2 billion to $3 billion served market space for us, allow us to penetrate with what I consider a very profitable business aspect that we offer today at network power and also with the Avocent addition.

If you look at the Avocent -- the customer presence and their channel presence, it's going to add to what we have today. If you go forward two charts to chart 18, we are very strong in many of these global customers, these marquee customers, be it HP, be it Ericsson, or IBM or Nortel or Dell.

But with the addition of Avocent, they are very, very strong in HP, IBM, and Dell. So it's going to solidify our marquee account aspect on a global basis, which is very important when it comes to having that credibility on a global reach to serve these very large global marquee customers. And with the addition of Avocent, and the combination of Avocent and Emerson, it'll really strengthen our presence in these key marquees, and this allows us to do more for these customers and give our customers a lot more confidence that we have the solutions and capability to support them as they move forward and go on a global basis.

Going forward to page 19, let's talk about the acquisition. This is, what I'd say, a marquee acquisition for us, as I refer to it. This is a very strategic acquisition for us. This is different than a typical, what I would say, just a pure bolt-on acquisition. It's going to give us -- allow us to expand our market and allow us to do a lot more for our customers.

We expect this transaction to close sometime around January 1. You have the normal, obviously, regulatory approvals around the world. How long it takes, we're not quite sure. But it's going to be sometime in the middle of December, towards the end of December, early January.

And clearly, if you look at it, I would rather not have a stub couple of weeks in here, but I would -- from my perspective, January 1 would be a very nice closing. But we will close when it's appropriate relative to approval from the governments around the world.

We will integrate network -- Avocent within the network power business reporting into Ed Feeney. He is on the phone right now. And create over the next nine to 12 months a relevant Liebert and product solutions capability within Avocent. There's a lot of work to do here.

But this is clearly about creating more technology. It's about creating more of a solution capability. This is not necessarily about what I would call a cost of integration or a synergy case standpoint. This is about growth and improving our global capabilities from a standpoint of a technology and product and solutions for our customer, allowing us to grow more on a global basis.

Both businesses are already very profitable today. I think we can do more, clearly. But this is not about synergies from a cost standpoint. It's about synergies from a growth standpoint.

If you look at the nine months, assuming that -- our fiscal year, we are now into a new fiscal year, 2010. We're glad to get 2009 behind us as we move into 2010, as I told the Board last night.

We will probably have nine months of Avocent, around $400 million of sales. That's an approximate number. We are being conservative. It's hard to say right now exactly once they've closed and what's going to happen, but we're being conservative. It's around $400 million of sales for Emerson.

If you look at the impact for us next year, it will be significant. We have the issue. It's going to be $0.10 -- is our current conservative estimate of this. It's included in the inventory write-offs, amortization of intangibles, acquisition costs which you have to write off, and historical stock awards we'll have to expense.

The key issue for us is that we made the decision that right now we're going to write off the amortization of the intangibles over six years. That's a very fast time period. This is a technology acquisition. I feel much more comfortable getting that behind us over the next five to six years to make sure that we deal with this from the standpoint of not having problems down the road.

It's around $350 million as we look at it right now. Running that off over six years is a very large, non-cash P&L hit to us. But I feel very conservatively that we should do that on a quicker basis, not spreading that over 10 or 12 years, which would be something you could do, but I

Final Transcript
Oct. 06. 2009 / 11:00AM ET, EMR - Emerson Electric to Acquire Avocent Corporation

think that would be wrong to do relative to what we want to do with this technology and this innovation that we are going to go forward here. You want to do it quicker, not longer, in my case.

It will be cash flow accretive from an EPS standpoint in 2011. Again, as we get our hands around the acquisition and as we get into -- have the chance to incorporate it, we'll give you tighter numbers as we get into that into our second fiscal quarter, but right now, this is what we -- Walter, Craig, and Ed and I have been looking at this for the last couple of weeks from a conservative standpoint.

We think this is the way to look at it right now. It will hit us $0.10 next year, but it's going to really help us from a growth standpoint, a technology standpoint on a global basis, and clearly we'll get better as we go forward here in the coming years.

Number one issue, as I talked about, is the future development of the software solution to open up an expanded market capabilities for key computer OEMs. Clearly, trying to be able to take our best-in-class assets and infrastructure assets inside the data center, the Avocent best-in-class assets in that data center, and have them all tied together and all communicate together is very, very important.

This opens up a great solution capability both for our customers and our customers' customers. It allows us to do a lot more for them today and really gives us a lot more of a growth platform as we go forward, as we see the marketplace changing as they focus on optimization, as they focus on energy, as they focus on getting the most out of their assets, which many of those assets are our assets in that data center.

So, as I wrap this up, this is a very strategic acquisition for us. It's one that I've been talking about, not by name, but as you've heard me talk about over the years, talking about that what I call strategic marquee adjacent space type acquisition, allowing to solidify and strengthen one of our core businesses, the network power business. In particular, the network power infrastructure for the data center, which is over $2.5 billion today and doing extremely well around the world.

So, I'm welcoming Avocent. It's a great organization. A lot of good people. A lot of great technology. And I think we can strengthen them on a global basis when I look at where we are located today and how strong we are internationally, and I look at what they offer us and what we can do together, so I'm very excited about the capabilities that Avocent is bringing to this party and I'm very excited about the whole solutions aspect of bringing what we have of Liebert and our network power infrastructure today and bringing Avocent to that.

So with that, I would like to open the floor. Clearly, given it's a public company and we have obviously regulatory issues going forward in this, I'm not going to get into a lot of specifics here, more than I'm talking about here, from a numbers standpoint.

But I thought it was very important for our shareholders and our analysts to have an understanding what's behind this move this morning. Why we made a $1.2 billion acquisition in this space, why now, and why this company.

I think you could see with this information we put out there, it's very strategic, it fits as well, and I think we can make a very strong case going forward that it will create value for our shareholders over the long term. With that, I'll open the floor up for questions.

QUESTION AND ANSWER

Operator

(Operator Instructions). Bob Cornell, Barclays Capital.

 Bob Cornell - Barclays Capital - Analyst

You know, yes, when Emerson is marquee, we pay attention. The -- but you talked about some of the things that need to be developed, right? It sounds like Avocent has been headed in a certain direction, and in order to accommodate the solutions capability you're talking about, you need to change directions a little bit, coordinate, and head in the -- . Maybe if you could just flesh out what you really meant there in terms of developing the capability to do the solutions you're talking about.

David Farr - Emerson Electric Co. - Chairman, CEO, President

Final Transcript
Oct. 06. 2009 / 11:00AM ET, EMR - Emerson Electric to Acquire Avocent Corporation

I think the key issue is Avocent was moving down the line of creating that communication capability. They have products coming out right now.

But what I want to be able to do is tie the whole infrastructure together. And so, given the fact that we have a strong presence in that data center today, what I want to be able to do is broaden their communication capability across a UPS or precision cooling or the switches, and allow them to do a lot more within the data center today, which they were not going to totally get access to. They could get part of it; it was not very efficient.

You think about it, Bob, you know the process control plant. Now, with a -- just think about a Delta V or an Ovation having total -- totally integrated solution capability within transmitter or control valve. That's what we're talking about here. Creating a very integrated capability to communicate amongst all of these products.

So we're going to have to expand the development effort within Avocent, and also we have with our own company called Aperture, we were doing the same thing. So now we have the two together and we can really expand that offering. That's what that's all about.

And it will take us a couple of years to do that. We have the capability today, but we want to take it to the next level just like the new Delta V that we brought out, announced last week.

Bob Cornell - Barclays Capital - Analyst

The -- you gave us the dilution math and talked about accelerated amortization of intangibles. What sort of financing costs are you assuming as part of that dilution math? In other words, are we assuming just use the cash or are you going to -- are you assuming some sort of cost of debt in that math?

Walter Galvin - Emerson Electric Co. - SEVP, CFO

Yes, we are using a blended capital structure, so you can say it probably will round to somewhere between 4.5% and 5%, some commercial paper, some long-term debt, because clearly the nature of this is you'd have a chunk of long-term debt as well. We tend to be conservative, as you know, Bob.

Bob Cornell - Barclays Capital - Analyst

Yes, I do.

David Farr - Emerson Electric Co. - Chairman, CEO, President

We're not -- don't assume a commercial rate in this debt.

Walter Galvin - Emerson Electric Co. - SEVP, CFO

Yes.

David Farr - Emerson Electric Co. - Chairman, CEO, President

That's not something -- I think that's totally inappropriate on a long-term investment.

Bob Cornell - Barclays Capital - Analyst

Okay, I will pass the baton. Thanks, you guys. (multiple speakers) Sounds good to me.

Operator

Final Transcript
Oct. 06. 2009 / 11:00AM ET, EMR - Emerson Electric to Acquire Avocent Corporation

Steve Tusa, JPMorgan.

David Farr - Emerson Electric Co. - Chairman, CEO, President

There is a precision cooling aspect in here, in case you want to talk about HVAC.

Steve Tusa - JPMorgan - Analyst

I always like to talk of HVAC, but let's stick to the financials for this one, maybe. So what is the EBIT number? I mean, I guess I could back into it. The $0.10 was something a little bit less than what we would have initially expected, so maybe you could just walk us from EBIT down to that $0.10?

David Farr - Emerson Electric Co. - Chairman, CEO, President

Steve, I'm not going to give you that level of detail right now. We will do that in February.

I'm not going to back in -- I mean, this is a public company. They will be announcing their quarter. You'll be able to get their information. I mean, at this point in time, I don't want to get into any more detail. I mean, I've given you the EPS dilution.

And as I've said, when we come back out and announce our earnings in February, this deal will be closed. We can give you a little bit more detail around that, even when we have our New York session. I think you've got enough right now you can work around those numbers, and I appreciate that.

Steve Tusa - JPMorgan - Analyst

Okay. So, from a -- but from a, like, I guess a return-on-capital perspective, what's the -- what's kind of the hurdle rate you are thinking here? Three years out?

David Farr - Emerson Electric Co. - Chairman, CEO, President

It's going to be a little longer. When I talk about our strategic marquee deals, it takes us typically a little bit -- more like a five, six, seven type of years. This is not a -- I mean, if you think about a little bolt-on acquisition, I can do that in a one- or a two-year, three-year time period. This is a little bit different situation here.

Steve Tusa - JPMorgan - Analyst

Okay, and what historically on those bolt-ons do you usually target, just for background?

David Farr - Emerson Electric Co. - Chairman, CEO, President

If you look at our return on total capital of the years we're talking, typically anywhere from 13% to 18% to 20%. This one is going to be more down in the lower double-digit level.

Steve Tusa - JPMorgan - Analyst

Okay, and I noticed that APCC is a customer of theirs, I think.

Unidentified Company Representative

Final Transcript
Oct. 06. 2009 / 11:00AM ET, EMR - Emerson Electric to Acquire Avocent Corporation

Yes, they are. (multiple speakers)

Steve Tusa - JPMorgan - Analyst

Are they -- I know they're not a top 10, but are they a sizable customer and are you worried about any kind of loss of business there, given that you guys are big competitors?

David Farr - Emerson Electric Co. - Chairman, CEO, President

Oh, they're a competitor of ours?

Steve Tusa - JPMorgan - Analyst

I think so.

David Farr - Emerson Electric Co. - Chairman, CEO, President

I can't -- I forgot about that. It's less than $5 million, Steve.

Steve Tusa - JPMorgan - Analyst

And then, one last question, I guess you guys have no obligation to update your guidance at this stage of the game, right? Even though the quarter's closed?

David Farr - Emerson Electric Co. - Chairman, CEO, President

No comment.

Steve Tusa - JPMorgan - Analyst

Okay. Had to try. Thanks.

David Farr - Emerson Electric Co. - Chairman, CEO, President

Good try. Nice backing. You're a damned troublemaker, Steve. Hello, Deane.

Operator

Deane Dray, FBR.

Deane Dray - FBR - Analyst

 Good morning, everyone. Dave, could you describe or give us some color on Avocent's market share, maybe by geography. You know, when I first looked at the deal, I was expecting you to say that this is more of a geographic play, where you could take Avocent into markets outside the U.S.. But it looks like they've already made some progress there. So, what's their market share by geography and what's really the opportunity?

David Farr - Emerson Electric Co. - Chairman, CEO, President

Final Transcript
Oct. 06. 2009 / 11:00AM ET, EMR - Emerson Electric to Acquire Avocent Corporation

If you look at -- I did give -- if you look at the KVM, which is the key part of their company, we gave you the specific market share.

In the Americas, they are 45% -- 45%, and Europe, they are probably 42%. I'm looking off this chart here. And in Asia, they are probably around 50%.

I personally believe that if I look at the capabilities, I think that we could do more both in Europe and Asia-Pacific with our strong global infrastructure. The United States, we both have a very good presence today.

I don't see -- that's not -- this is a game about expanding the market more than trying to bolt on anything. Let's say, okay, let's expressly change the market share or the cost structure. So I personally believe that the game for us is expand that market, and then Europe and Asia are two markets that I think, and Latin America, that I think that we can expand our presence quite significantly.

Deane Dray - FBR - Analyst

And then, just to cite expectations, is Emerson's shopping cart full at this point? You're still in the acquisition hunt? Was it the marquee deal? What's the outlook?

David Farr - Emerson Electric Co. - Chairman, CEO, President

We are still in the acquisition hunt. We got a balance sheet that can deal with this and we generate, as you know, we generate a lot of cash flow. We had a good year in 2008, in 2009. So this is not the end of the game for us.

I think you're going to continue to see us do acquisition. We closed close to $1 billion in 2000 -- fiscal 2009. Our goal right now, as we showed the finance committee, is that we'll be somewhere in the $1.5 billion to $2 billion range for 2009. And if I can do better, I will do better.

Operator

Christopher Glynn, Oppenheimer & Co..

Christopher Glynn - Oppenheimer & Co. - Analyst

Just looking for some commentary on the key competitive dynamics in your legacy UPS and cooling, and the opportunity to drive some incremental share there with the complete offering. How are you looking at that?

David Farr - Emerson Electric Co. - Chairman, CEO, President

If you look at Avocent globally, [besides] the quick remark I made with Steve Tusa about the APC Schneider. APC Schneider globally are number one in the marketplace.

We are number two globally in the marketplace, and I fundamentally believe that this will allow us to offer a better package in certain populations, to be able to gain some share for the whole product offering, be it precision cooling, be it the UPS line, and our couple of other areas.

So I look at this as a positive from the standpoint of the next five to seven years, that we could gain some additional market share in our core -- what we call the network power infrastructure business today. That is something I look at this from a growth standpoint. If I expand this marketplace, then we can do a lot more.

Operator

Michael Schneider, Robert W. Baird & Company, Inc..

Final Transcript
Oct. 06. 2009 / 11:00AM ET, EMR - Emerson Electric to Acquire Avocent Corporation

Michael Schneider - Robert W. Baird & Company, Inc. - Analyst

I guess just one strategic question. If you look at the slide, and it shows how you lie left of the technology companies and Avocent lies in the center? Is there an obsolescence or integration risk here that servers ultimately incorporate this KVM technology, and you actually now are competing with your IT customers?

David Farr - Emerson Electric Co. - Chairman, CEO, President

They do already, Mike. If you look into this today, we supply all the server guys and some of them will embed it -- they embed the KVM right in the server. Some of them do not.

So we already have today -- we are the leader of both of them, from an embedded standpoint and a standalone standpoint. Or not we, Avocent is, I'm sorry. Avocent is.

So this is an issue they have been working with and they are very good at this. That's why the HP, IBM, and Dell relationships are so strong. Because today, many of the servers are sold with the KVM embedded right in it. So this is going to allow us to be even closer to these customers.

Michael Schneider - Robert W. Baird & Company, Inc. - Analyst

I guess, a different way of asking the question is, have any of these customers developed their own chipsets or integrated software such that --

David Farr - Emerson Electric Co. - Chairman, CEO, President

Yes.

Michael Schneider - Robert W. Baird & Company, Inc. - Analyst

 -- Avocent has been carved out of the process?

David Farr - Emerson Electric Co. - Chairman, CEO, President

We do have some customers that have done that, but we have been able to work with them very closely and we have not lost -- or Avocent has not lost a lot from that standpoint.

Again, this is a situation where Avocent is the best in class in the technology and capability. We're faster. The obsolescence is not a big issue, and we're able to work right with our key customers.

It's not something -- what I would say that you see the OEMs are going to be threatened by this. And they're not going to be threatened by us. Because we're not going to be a computer company. Were not going to get into the servers. We're not going to get into that.

What we want to do is create the capability, the information capability to help the HPs and help the IBMs and help the Dells and so on do more with this knowledge and communicate across that whole infrastructure base. So the KVM is the key vehicle to that because it is that smart intelligence, and in some cases, some of the computer companies have done some of their own, but in most cases they're still very strongly tied with Avocent.

Michael Schneider - Robert W. Baird & Company, Inc. - Analyst

And out of curiosity, how much were you buying from Avocent?

David Farr - Emerson Electric Co. - Chairman, CEO, President

Final Transcript
Oct. 06. 2009 / 11:00AM ET, EMR - Emerson Electric to Acquire Avocent Corporation

We bought a little, not a whole lot. But a little. If you go to our data centers, you see their product across our business. It's not -- it's not meaningful in the sales scheme.

Michael Schneider - Robert W. Baird & Company, Inc. - Analyst

And then, just fiscal 2011, because of the aggressive amortization, will it be dilutive as well on a GAAP basis?

David Farr - Emerson Electric Co. - Chairman, CEO, President

Yes, it will be.

[E less]. E less.

Operator

[Judy Delgado].

Judy Delgado Analyst

Actually, the last question touched on the OEM customers that Avocent has, and I was really wondering if they would be affected. I see the top four have over 30% of the revenues there.

David Farr - Emerson Electric Co. - Chairman, CEO, President

Yes, we don't -- we have a very good relationship with all of these OEMs, and they are very important to us, strategically, too. And if you look at our top 20 customer list, you see these same OEMs pop into it. So I don't think we're going to have a big strategic issue there.

We'll reach out and work with these customers, and Avocent has had a very good relationship and we've got a very good relationship, so we feel very comfortable with that, and there's not any big issue there.

Judy Delgado Analyst

Okay. And on another note, just curious if there was a -- you were involved in a process to get to this point. You mentioned earlier on the call that you've been working on the deal for quite some time. Could you add to that?

David Farr - Emerson Electric Co. - Chairman, CEO, President

No. You'll see when the material comes out that we reached out, and I've had conversations with the Board off and on for a couple of years.

Judy Delgado Analyst

So you weren't part of a strategic process?

David Farr - Emerson Electric Co. - Chairman, CEO, President

No. No, I initiated it.

Operator

Final Transcript
Oct. 06. 2009 / 11:00AM ET, EMR - Emerson Electric to Acquire Avocent Corporation

(Operator Instructions). Martin Sankey, Neuberger Berman, LLC.

Martin Sankey - Neuberger Berman, LLC - Analyst

My question is -- in looking at, a casual glance at Avocent's income statement over the last several years, it seems like profitability peaked in 2006, and then if you look at the progression since that time, gross margin and R&D expense are pretty stable as a percentage of sales. But the SG&A, excluding R&D, ballooned.

Could you talk to us as to what you think was happening at the company? And what that might represent as an opportunity for Emerson?

David Farr - Emerson Electric Co. - Chairman, CEO, President

I think the key issue there, Martin, is they made a decision. They bought a company called LANDesk, and they've made -- they've been making some significant investments in that acquisition.

And I think that as they tried to take that business and go global with it, and they tried to create their own little solutions capability, so they've been investing quite aggressively, both in the technology and the global network.

And I think what you're going to see with the combination of Emerson and Avocent, we will be able to leverage -- I think that will be the key leverage point for our standpoint is we are going to globalize it from a best cost-structure standpoint, but most importantly, we are going to tie it in tighter to our organization which we have around the world, both in Asia and Europe and Latin America.

So I think that will be our point of attack right there, and I think that we'll strengthen their organization and also strengthen our whole solutions capability.

They were trying to do it by themselves. You're looking at a $600 million or $700 million company trying to do the same thing as a $20 billion company like Emerson does, and it's a lot more challenging, as you can imagine.

With that, I need to wrap it up here. I have -- I want to go back to my Board meeting. I appreciate your time today. This is a very strategic acquisition for us and I truly appreciate everyone joining us. And if you have any questions, I'm sure you'll be calling Lynne. And look forward to seeing you all in the near future. Thank you very much.

Operator

Thank you. Ladies and gentlemen, this concludes the Emerson agreement to acquire Avocent Corporation conference call. If you'd like to listen to a replay of today's conference, please dial 303-590-3030 or 800-406-7325, and enter the access code 417-0272, followed by the pound sign. (Operator Instructions). ATT would like to thank you for your participation, and you may now disconnect.

Final Transcript
Oct. 06. 2009 / 11:00AM ET, EMR - Emerson Electric to Acquire Avocent Corporation

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ADDITIONAL INFORMATION AND WHERE TO FIND IT
THIS TRANSCRIPT IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL AVOCENT COMMON STOCK. THE SOLICITATION AND OFFER TO BUY AVOCENT COMMON STOCK WILL ONLY BE MADE PURSUANT TO A TENDER OFFER STATEMENT ON SCHEDULE TO (INCLUDING THE OFFER TO PURCHASE AND RELATED MATERIALS) THAT GLOBE ACQUISITION CORPORATION, A WHOLLY-OWNED SUBSIDIARY OF EMERSON, INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC). AVOCENT’S INVESTORS ARE URGED TO READ THESE MATERIALS, ANY AMENDMENTS TO THESE MATERIALS, AND ANY OTHER DOCUMENTS RELATING TO THE TENDER OFFER THAT ARE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER SINCE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. INVESTORS MAY OBTAIN A FREE COPY OF THESE MATERIALS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY EMERSON WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. THE OFFER TO PURCHASE AND RELATED MATERIALS MAY ALSO BE OBTAINED (WHEN AVAILABLE) FOR FREE BY CONTACTING EMERSON AT 8000 WEST FLORISSANT AVENUE, ST. LOUIS, MISSOURI 63136, (314) 553-2197.

[OBJECT OMITTED]

                         Avocent Acquisition

                         David N. Farr

                         October 6, 2009

Safe Harbor Statement:

Our commentary and responses to your questions may contain forward-looking statements and Emerson undertakes no obligation to update any such statement to reflect later developments. Information on factors that could cause actual results to vary materially from those discussed today is available in the most recent Annual Reports on Form 10-K as filed by Emerson and Avocent with the SEC.

Non-GAAP Measures:

In this call we will discuss some non-GAAP measures (denoted with *) in talking about Avocent's performance, and the reconciliation of those measures to the most comparable GAAP measures is contained within this presentation.

Emerson Network Power Profile
2008 Sales $6.3B

Other
Outside Plant
DC Power Systems
Service
Precision Cooling
AC Power
Embedded Computing & Power

Emerson Data Center Sales by Market

Other 10%
Commercial 23%
Professional Services 20%
Financial 12%
Government 11%
Telecom 8%
Web Hosting/ Colocation 7%
Healthcare 5%
Education 4%

$2.6B

2

Emerson Network Power Profile
         2008 Sales $6.3B

Emerson Data Center Sales by Market

4%  10%  23%  20%  12%  11%  8%  7%  5%

           Service

  Precision Cooling

Outside Plant

DC Power Systems

AC Power

Embedded
Computing @ Power                         Other

               Education

        Healthcare

Web Hosting/
Colocation

Professional
Services

         Telecom

             Government
                                       Financial
Commercial

$2.6B

~40% of our Network Power Business Serves the Data Center Market

Surge Suppression System
Uninterruptible Power Systems & Batteries
Power Distribution Units
Extreme Density Precision Cooling
Precision Cooling
ROOM
Generator
Switch Gear
Automatic Transfer Switch
RACK
Enterprise Monitoring System
Cable Management
Managed Power Strip
Racks
Rack Cooling
UPS
Control Room
Server Power Supplies
Board Level Power Supplies
Environmental Sensors

3

Emerson Network Power Presence within the Data Center - $2.6B

ROOM    RACK

Data Center Issues and Emerging Strategies

Global Server Shipments

12% CAGR
15
12
9
6
3
0
0.8M
0.9M
1.2M
2.7M
3.6M
4.1M
8M
8M
9M
9M
10M
10M
2005
2006
2007
2008
2009E
2010E
Virtual Servers
5.6% CAGR

Data Center Energy Consumption

Communication Equipment
Storage
Other Electrical
Computing Other
Processors
UPS
Embedded Power Supplies
Precision Cooling

Emerson Technologies Impact 57+% of Data Center Energy Consumption

ISSUES

- Availability *99.999%*
- Technology Advances
- Energy Efficiency
- Dynamic Infrastructure Management

EMERGING STRATEGIES

Shift to Efficient Hardware
- Servers, Storage and Network
- Power and Cooling Infrastructure

Design Data Center for Efficiency
- Arrange Room
- Configure Racks

Shift Loads Real Time
- Use Most Efficient Hardware
- Operate at Optimum Efficient Load

Turn Off
- Retire Idle or Excess Devices
- Manage Hardware and Space Inventory
- Avoid Capacity Additions
- Asset Utilization

4

Data Center Issues and Emerging Strategies

     Global Server Shipments
                                12% CAGR              Virtual
                                                      Servers

                                                        5.6%
                                                       CAGR
Data Center Energy Consumption

                Communication           Processors
Storage           Equipment
                                          ISSUES
            Other
          Electrical                     Availability
          Computing                         99.999%

            Other                       Technology
                                          Advances

                                             Energy
                                          Efficiency

                                           Dynamic
                                       Infrastructure
                                         Management

         EMERGING STRATEGIES

Shift to Efficient Hardware
o  Servers, Storage and Network
o  Power and Cooling Infrastructure

Design Data Center for Efficiency
o  Arrange Room
o  Configure Racks

Shift Loads Real Time
o  Use Most Efficient Hardware
o  Operate at Optimum Efficient Load

Turn Off
o  Retire Idle or Excess Devices
o  Manage Hardware and Space Inventory
o  Avoid Capacity Additions
o  Asset Utilization

Emerson Technologies Impact 57+%
of Data Center Energy Consumption

Data Center Users Group Survey Results

May 2005

Heat / Power Density 78%
Availability 57%
Space Constraints 39%
Technology Changes 23%
Monitoring 18%
Security 17%
Justifying Expenditures 14%
Data Center Consolidations 13%
Hardware Reliability 13%
Regulatory Compliance 10%
Service Delivery 7%
Staffing, Other 7%

Nov 2007

Heat Density 64%
Power Density 55%
Energy Efficiency 39%
Availability 33%
Space Constraints 29%
Monitoring 27%
Technology Changes 15%
Security 10%
Data Center Consolidations 10%
Storage 6%
Other 5%
Regulatory Compliance 4%

May 2009

Heat Density 55%
Energy Efficiency 47%
Monitoring / Management 46%
Availability 41%
Power Density 35%
Space Constraints 29%
Technology Changes 11%
Storage 11%
Security 8%
Data Center Consolidations 7%
Other 5%
Regulatory Compliance 3%

5

Data Center Users Group Survey Results

May 2005        Nov 2007        May 2009

             Energy Efficiency Focus Continues to Intensify, and It's
               One of Emerson's Core Technologies and Capabilities

Input from IT End Users	Capabilities Needed
• Optimization Of Energy Usage & Related Operating Costs • Predictive Diagnostics of Support Infrastructure • Remote Monitoring & Analysis of Critical Infrastructure	Performance Optimization
• Capacity Management Tools – Management of Power, Cooling, Connectivity & Space Based on IT Device Load • Workflow Management (Add, Change, Decommission) Process Tools • Visualization & Mapping Tools for Data Center Environment	Asset Management
• Configurator Tools that Recommend Support Infrastructure Designs Based on IT Device Inputs • Room & Rack Layout Tools • Symbol Library of IT & Support Infrastructure Devices	Configuration
• Real-Time Monitoring of UPS, Precision Cooling, Power Distribution Unit, Power Strip, Rack & Environmental Devices	Real-Time Monitoring

6

Data Center Infrastructure Management Four Categories Of IT End User Needs

Input from IT End Users

o    Optimization Of Energy Usage & Related Operating Costs

o    Predictive  Diagnostics  of Support  Infrastructure  o Remote  Monitoring &
     Analysis of Critical Infrastructure

o    Capacity  Management Tools - Management of Power,  Cooling,  Connectivity &
     Space Based on IT Device Load

o    Workflow Management (Add, Change, Decommission) Process Tools

o    Visualization & Mapping Tools for Data Center Environment

o    Configurator Tools that Recommend Support  Infrastructure  Designs Based on
     IT Device Inputs

o    Room & Rack Layout Tools

o    Symbol Library of IT & Support Infrastructure Devices

o    Real-Time  Monitoring of UPS, Precision  Cooling,  Power Distribution Unit,
     Power Strip, Rack & Environmental Devices

                                  Capabilities
                                     Needed

                                   Performance
                                  Optimization

                                      Asset
                                   Management

                                  Configuration

                                    Real-Time
                                   Monitoring

Performance Optimization
Asset Management
Configuration
Real-Time Monitoring
Building Mngmt Co's
Johnson Controls
Honeywell
SIEMENS
Schneider Electric
Solutions Opportunity
EMERSON
(Liebert, Aperture, Knurr)
NOW!
Avocent
IT Management Companies & Server OEMs
DELL
EMC²
IBM
CISCO
hp
Building (Gensets, HVAC)
Room (UPS, Cooling)
Rack (Power Strip, KVM Switch)
IT Device (Servers, Storage)
Software (Applications)

7

IT Infrastructure Management Becoming Increasingly Critical Area of Data Centers

         Performance            Solutions Opportunity
                                                                       IT
         Optimization               Building
                                                                   Management
                                      Mngmt
                                                                   Companies &
                                      Co's
            Asset                                                  Server OEMs
          Management                                 NOW!
        Configuration

    Real-Time
   Monitoring

      Building             Room                 Rack             IT Device         Software
      --------             ----                 ----             ---------         --------
     (Gensets,        (UPS, Cooling)        (Power Strip,        (Servers,      (Applications)
       HVAC)                                 KVM Switch)          Storage)

 There is an Unmet Need to Deliver a Comprehensive (Highly Integrated) Solution
 Set for Infrastructure Management - Emerson is Well Positioned to Do this with the Addition of Avocent

Rack Building Blocks & Terminology

 Rack
            Device                          Function                        Manufacturer

            Rack                         Secure Devices                       Emerson
            Power Strip                Power Distribution                     Emerson
            KVM Switch               Infrastructure Control                   Avocent
            UPS                          Reliable Power                       Emerson
            Router                       Data Routing &                   Cisco, Juniper,
                                            Delivery                          Alcatel
            Network Switch             Network Connection                  Netgear, Cisco
            Drawer                    Local Access/Control                    Emerson
            Server                         Computing                       HP, Dell, IBM,
                                                                            Sun, Others

            Storage                          Memory                        EMC, Seagate,
                                                                          Western Digital

            Precision                    Temperature &                        Emerson
            Cooling                         Humidity

        Extends Data Center Hardware Visibility with Access to IT Device
                     Operating and Performance Information 8

Typical KVM Switch Application

Switch
Switch
Switch
2nd Remote Site
3rd Remote Site
IT Admin.
Rack #1
Rack #2
Rack #3

9

Typical KVM Switch Application

 2nd                             3rd
Remote                          Remote
 Site                            Site

o    A single KVM Switch can control from 1 to 64 Servers

o    Multiple KVM Switches used in  Combination  can control  1000's of Servers,
     Enterprise Wide

Rack #1         Rack #2         Rack #3

         A KVM Switch Provides IT Administrators with Remote Visibility,
                    Access & Control of Connected IT Devices

Avocent Profile

Headquarters: Huntsville, Alabama

Product Portfolio

KVM Switch

CYBEX
SWITCHVIEW

DSView

Service Processor Manager

LANDesk
An Avocent Company

Management Suite

Financial Information

Source: Avocent Company Public Filings

2008 Geographic Sales Distribution

Int'l
48%
US
52%

2008 Business Segmentation by Sales

LANDesk
22%
Management
Systems
78%

Note: Does not include Corporate or Other Segment Revenues

10

Avocent Profile

  Headquarters: Huntsville, Alabama

Product Profile

KVM Switch                                                           Service Processor Manager

                                                   DSView                         Management Suite

($ in millions)                               Financial Information
(12/31 Year End)                                                                          '04-'09
                        2004       2005         2006        2007        2008    (1)2009     CAGR
                        ----       ----         ----        ----        ----    -------     ----
Sales*                  $365       $370         $521        $603        $657       $540     8.1%
Gross Profit*            213        219          328         393         429
% of Sales*            58.3%      59.2%        63.0%       65.2%       65.3%
Operating Income*         89         74          126         115         118         91     0.4%
% of Sales*            24.4%      20.0%        24.2%       19.1%       18.0%      16.9%

(1)I/B/E/S Consensus Estimates as of 9/30/2009
Source: Avocent Company Public Filings

*Note: Non-GAAP operational results which exclude the effects of amortization related to purchase accounting adjustments, stock-based compensation, restructuring, retirement and integration, and acquired in-process R&D.

            2008 Geographic
           Sales Distribution

        Int'l           US
        48%             52%

2008 Business Segmentation
        by Sales

                         LANDesk
                          22%
Management
  Systems
   78%

     Note: Does not include Corporate or
     Other Segment Revenues

Avocent Summary

o    Avocent Management System Division (MSD) is a Profitable Market Leader in a
     Well Structured Industry Segment

o    Acquisition Significantly Enhances Emerson's Data Center Solutions

o    Increases  Customer and Channel Presence - Avocent's  Presence With Several
     Marquee Accounts Strengthens Our Existing Relationships

2008 Total KVM Market Participation by Geography

Total = $1.2B
$0.7B
$0.3B
$0.2B
100%
80
60
40
20
0
Other
Aten
Rose Electronics
Belkin
MRV
Raritan
Avocent
Other
Minicom
Aten
Adder
Rose Electronics
Belkin
Raritan
Avocent
Other
Aten
Rose
Raritan
Avocent
Americas
Europe
Asia

12

2008 Total KVM Market Participation by Geography

               Total = $1.2B

$0.7B           $0.3B           $0.2B

Aten
Rose Electronics
Belkin
MRV
Raritan
Avocent

Americas        Europe          Asia

Avocent Summary

o    Avocent Management System Division (MSD) is a Profitable Market Leader in a
     Well Structured Industry Segment

o    Acquisition Significantly Enhances Emerson's Data Center Solutions

     -    A Comprehensive Software Package Allows Visibility to the Entire Data
          Center Infrastructure to Better Control Energy Consumption and to
          Manage the Costs and Complexity of Operations

     -    Combination of Data Center Room Infrastructure and IT Device Knowledge
          Facilitates the Development of a Unique Solutions Business

o    Increases Customer and Channel Presence - Avocent's Presence With Several
     Marquee Accounts Strengthens Our Existing Relationships

Data Center Management and Operations

Support
Configuration
Change
Release
Incident
Problem
Service Desk
IT Service Management (ITSM)
"Orchestrating Task Management"
IT Infrastructure Library
Configuration Management
Delivery
Availability
Continuity
Capacity
Service Level
Emerson Network Power will Collect, Monitor and Send Key Operating Information for ITSM Optimization
Performance Optimization
Asset Management
Configuration
Real-Time Monitoring
KVM & Network Connections
KVM
Server
Storage
KVM
Server
Storage
KVM
Server
Storage
RACK
Infrastructure Management
Transfer Switches
UPS
PDUs
Fire
Surge Suppression
Battery Management
Precision Cooling
Intelligent Racks
Security
Electric Utility
Generators
Cool Air
Chilled Water
ROOM

14

Data Center Management and Operations

IT Service Management (ITSM)

RACK            ROOM

Emerson Network Power will Collect,  Monitor and Send Key Operating  Information for ITSM Optimization

Support                                                                Delivery
Configuration                                                          Availability

Change                       "Orchestrating Task Management"           Continuity
Release                                                                Capacity

Incident                                                               Service Level
Problem

Service Desk             IT Infrastructure Library         Configuration Management

    Performance                 Asset            Configuration          Real-Time
    Optimization               Management                               Monitoring

                  KVM                        KVM                    KVM
                Server                     Server                 Server
                Storage                    Storage                Storage

                                        Infrastructure Management

         Transfer          UPS                                  PDUs                   Fire
         Switches

      Surge              Battery             Precision        Intelligent            Security
  Suppression           Management            Cooling            Racks

     Electric Utility   Generators                             Cool Air           Chilled Water

Capabilities to Address Data Center Needs

	Major Needs / Opportunities	Emerson + Avocent
Performance Optimization	Optimize Energy Consumption	🟢
	Load Most Efficient Devices	🟢
	Predictive Diagnostics to Optimize IT Devices	🟡
Asset Management	Equipment and Device Inventory	🟢
	Turn Off Idle Devices	🟢
	Repair vs. Replace	🟡
	Map Power Schematic	🟡
	Map Network Connections	🟡
Configuration	Retire Underutilized Devices	🟢
	Layout and Populate IT Device Parameters	🟢
	Optimize and Track Equipment/Layout Changes	🟢
Real-Time Monitoring	Monitor and Verify Capacity and Loading	🟢
	Determine Device Efficiency Profile	🟢

15

Capabilities to Address Data Center Needs

                                                                                Emerson *
                                Major Needs / Opportunities                      Avocent

                                Optimize Energy Consumption
          Performance           Load Most Efficient Devices
          Optimization          Predictive Diagnostics to Optimize IT Devices

                                Equipment and Device Inventory
                                Turn Off Idle Devices
             Asset              Repair vs. Replace
           Management           Map Power Schematic
                                Map Network Connections
                                Retire Underutilized Devices

         Configuration          Layout and Populate IT Device Parameters
                                Optimize and Track Equipment/Layout Changes

           Real-Time            Monitor and Verify Capacity and Loading
           Monitoring           Determine Device Efficiency Profile

Data Center Solutions Value Potential

Quantity
184k
180k
176k
172k
135k
0k
Mega 450
10,000
> 10K sq. ft.
35,000
> 5K sq. ft.
140,000
> 1K sq. ft.

Size and Quantity of Data Centers

Solutions Opportunities in One Large Data Center

	Value Driver	Typical Spend (000's)	Emerson Opportunity
Performance Optimization	Energy	$2,000 - $4,000	10-25%
	Availability/Reliability	$400 - $900	
Asset Management	Inventory Mgmt	$200 - $400	10-20%
	Maintenance Mgmt	$300 - $600	
Configuration	Capacity Planning	$1,400 - $2,800	20-30%
	Project Mgmt	$400 - $900	
Real-Time Monitoring	Verify System Status	Tool to Enable the Above Opportunities	

Data Center Solutions Represent a $1+ Billion Opportunity Space

16

Data Center Solutions Value Potential

Quantity

Size and Quantity of Data Centers

Solutions Opportunities in One Large Date Center

                                                          Typical Spend           Emerson
                             Value Driver                     (000's)            Opportunity

        Performance         Energy                         $2,000- $4,000           10-25%
        Optimization
                            Availability/Reliability         $400- $900

           Asset            Inventory Mgmt                   $200- $400             10-20%
         Management
                            Maintenance Mgmt                 $300- $600

       Configuration        Capacity Planning              $1,400- $2,800           20-30%
                            Project Mgmt                     $400- $900

         Real-Time          Verify System Status                Tool to Enable the Above
         Monitoring                                                  Opportunities

                                        Data Center Solutions Represent a $1+ Billion
                                                      Opportunity Space

Avocent Summary

o    Avocent Management System Division (MSD) is a Profitable Market Leader in a
     Well Structured Industry Segment

o    Acquisition Significantly Enhances Emerson's Data Center Solutions

o    Increases  Customer and Channel Presence - Avocent's  Presence With Several
     Marquee Accounts Strengthens Our Existing Relationships

Emerson Network Power 2008 Marquee Accounts

	Emerson	Avocent
ERICSSON	✓	
NOKIA	✓	
hp	✓	✓
Alcatel·Lucent	✓	
at&t	✓	
HUAWEI	✓	
MOTOROLA	✓	
IBM	✓	✓
NORTEL	✓	
DELL	✓	✓

Avocent Extends Emerson's Position with Several Marquee Accounts

18

Emerson Network Power
2008 Marquee Accounts

                Emerson          Avocent

                                                     Avocent Extends
                                                        Emerson's
                                                      Position with
                                                     Several Marquee
                                                        Accounts

Acquisition of Avocent

o    Transaction is Expected to Close around January 1st, 2010

o    Avocent Will Be Integrated into Network Power Over the Next 9-12 Months, with Relevant Liebert Products/Solutions Business

o    Avocent sales would be approximately $400 million for 9 months of FY2010

o    Emerson estimates FY2010 dilution to EPS of $0.10

     -    Includes inventory write-up, amortization of intangibles and acquisition costs, and historical stock awards

     -    Assumes conservative amortization of $350 million intangibles over 6 years

     -    2011 cash flow EPS accretive

o    Key Future Development of Software Solution to Open up Expanded Market
     Capabilities to Work with Key Computer OEMs - IBM, HP, Dell

Reconciliation of Non-GAAP Financial Measures

                                                                          Restructuring,
                                                           Purchase      Integration and       Non-GAAP
                      GAAP Financial     Stock-Based      Accounting        Retirement       Operational
($ in millions)          Measures       Compensation     Adjustments         Expenses          Measures*
--------------------------------------------------------------------------------------------------------
Y-E 12/31/2008
Net Sales                $    657             -               -                  -              $  657
Gross Profit             $    414             1              14                  -              $  429
Operating Income         $     33            25              48                 12              $  118

Y-E 12/31/2007
Net Sales                $    601             -               2                  -              $  603
Gross Profit             $    379             1              13                  -              $  393
Operating Income         $     50            20              45                  -              $  115

Y-E 12/31/2006
Net Sales                $    519             -               2                  -              $  521
Gross Profit             $    322             1               5                  -              $  328
Operating Income         $     62            14              50                  -              $  126

Y-E 12/31/2005
Net Sales                $    370             -               -                  -              $  370
Gross Profit             $    219             -               -                  -              $  219
Operating Income         $     53             2              19                  -              $   74

Y-E 12/31/2004
Net Sales                $    365             -               -                  -              $  365
Gross Profit             $    213             -               -                  -              $  213
Operating Income         $     29             6              54                  -              $   89

*Note: Non-GAAP operational results which exclude the effects of amortization related to purchase accounting, adjustments, stock-based compensation, restructuring, retirement and integration, and acquired in-process R&D.

Additional Information and Where to Find It

This presentation is for informational purposes only and does not constitute an offer to purchase or solicitation of an offer to sell Avocent common stock. The solicitation and offer to buy Avocent common stock will only be made pursuant to an offer to purchase and related materials. Investors and security holders are urged to read these materials carefully when they become available since they will contain important information, including the terms and conditions of the offer. The offer to purchase and related materials will be filed by Emerson with the Securities and Exchange Commission (SEC), and investors and security holders may obtain a free copy of these materials (when available) and other documents filed by Emerson with the SEC at the website maintained by the SEC at
www.sec.gov. The offer to purchase and related materials may also be obtained
(when available) for free by contacting Emerson at 8000 W. Florissant Avenue,
St. Louis, Missouri 63136, (314) 553-2197.